Notice of Exempt Solicitation

NAME OF REGISTRANT: Cigna Corporation

NAME OF PERSONS RELYING ON EXEMPTION:  Proxy Impact

ADDRESS OF PERSON RELYING ON EXEMPTION: 5011 Esmond Ave, Richmond CA. 94805

WRITTEN MATERIALS: The attached written materials are submitted pursuant to Rule 14a-6(g)(1) (the “Rule”) promulgated under the Securities Exchange Act of 1934,* in connection with a proxy proposal to be voted on at the Registrant’s 2021 Annual Meeting. *Submission is not required of this filer under the terms of the Rule but is made voluntarily by the proponent in the interest of public disclosure and consideration of these important issues.

Cigna, Inc. (CI)

Vote Yes: Item #6–Gender Pay Gap

Annual Meeting April 28, 2021

Contact: Michael Passoff, CEO, Proxy Impact michael@proxyimpact.com

April 15th, 2021

Dear Cigna Shareholders,

We are writing to urge you to VOTE FOR ITEM #6 on the proxy card, which asks Cigna to provide sufficient data for shareholders to assess the Company’s gender pay gap and the effectiveness of its policies to address this. The Proposal makes the following request:

Resolved: Shareholders request that Cigna publish annually, quantitative data assessing Cigna’s gender pay gap, at reasonable expense and excluding proprietary information. A report adequate for investors to assess company strategy and performance, including relative opportunities for women to attain higher paying positions in the company, would include the percentage mean and median pay gap between all male and female employees, across race and ethnicity where appropriate, and would include base, bonus and equity compensation.

We believe shareholders should vote FOR the Proposal for the following reasons:

Pay transparency has been shown to narrow pay gaps and improve the diversity of companies that disclose them, which we believe is in the long-term best interest of shareholders.

Pay gap disclosure consists of providing data on equal pay and equal opportunity.

Cigna has failed to meet industry best practices or shareholder expectations on gender and racial pay gap disclosure.

DISCLOSURE ON GENDER AND RACIAL PAY GAPS IS NOW A RECOGNIZED BEST PRACTICE

Best practice pay gap reporting consists of two parts: equal pay for equal work (adjusted pay) and equal opportunity (unadjusted median pay).

Equal Pay for Equal Work

•	Adjusted pay gaps are a statistical assessment of hourly pay between women/men, minorities/non-minorities, performing similar roles.
•	It tells us what women and minorities are paid versus their direct peers, statistically adjusted for factors such as job, seniority, and geography.
•	Glassdoor reports there is a 4.9% adjusted gender pay gap in the United States.[1]

U.S. companies prefer to report on “pay gaps” using only adjusted data that often results in smaller gaps.

Equal Opportunity

•	Unadjusted median pay gaps assess how jobs are distributed by race and gender, and which groups hold the high-paying jobs.
•	The median pay of women/minorities working full time versus men/non-minorities working full time.

•	Women in the U.S. earn 82 cents on the dollar versus men on this basis.
•	Black workers in the U.S. earn 75.6 cents on the dollar versus white workers.
•	U.S. companies do not like to report median pay gaps, as they show larger gaps that may be unflattering to the company.
•	Median pay gap reporting is required in the United Kingdom and is used by U.S. governmental agencies and international organizations.

UNADJUSTED MEDIAN PAY GAP IS A GOVERNMENTAL AND INTERNATIONAL STANDARD

In response to shareholder resolutions in 2020 and 2021 that asked Cigna to provide both adjusted and unadjusted median pay gap data, the company responded that they would not provide unadjusted median data. This was a significant refusal given that the gender pay gap is literally defined as “the difference between median earnings of men and women relative to median earnings of men.” 2 The United States Census Bureau, Department of Labor, OECD, and International Labor Organization consider median pay the valid way of measuring gender pay gaps. Yet Cigna is refusing to provide this most commonly used data point.

Median pay gap disclosures can improve performance and provide a baseline to investors for measuring progress moving forward.

•	A 2019 study cited in the Harvard Business Review found that wage transparency, in countries that mandate it, narrowed the median wage gap. Refinitive reports companies reporting no gender pay gaps outperformed companies reporting negative pay gaps from 2016-2021, with a 58.16% spread for their FTSE All-World portfolio and a 135.92% spread for their FTSE North American portfolio.
•	Citigroup was the first U.S. company to publish its global gender and U.S. minority pay gap in January 2019. It has since shrunk those gaps 3 and 1 points respectively. Large company peers like Adobe, MasterCard, Starbucks, Bank of New York Mellon, Wyndham Hotels and Resorts, and Pfizer have since adopted the same best practice disclosures for U.S. and global operations.
•	There are many ways to shrink gender/racial pay gaps at a company – improving diversity, conducting statistically-adjusted pay audits, and advancing women/minorities into higher-paying roles and positions of leadership – but the only benchmark to measure whether the pay gap is actually shrinking from these various levers is to publish the pay gap itself.

UK companies are required to annually report on gender pay and include the following:

•	The average (mean) gender pay gap using hourly pay;
•	The average (median) unadjusted pay gap using hourly pay;
•	The percentage of men and women in each hourly pay quarter.

Cigna UK uses the above data and found markedly different gender pay results than the gender pay gap reported by Cigna U.S. (see below).

LACK OF TRANSPARENCY

This is the third year that shareholders have requested that Cigna provide gender pay gap disclosure. Shareholders keep filing resolutions with Cigna on this issue because the company has responded with only minimal information.

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Our first resolution in 2019 asked the company to report on its gender pay gap. The resolution received 35.6% of the vote, representing over 112 million shares and more than $17.3 billion at the date of the 2019 annual meeting. The Board responded by producing a Pay Equity Commitment Statement (with no data) that said, “we found no material difference in our pay data as related to gender or race.”

That lack of detail led us to refile the resolution in 2020, but this time we asked specifically for “the percentage mean and median pay gap between all male and female employees, across race and ethnicity including base, bonus and equity compensation.” Shareholder support was 21%, representing nearly 66 million shares valued at over $12 billion on the date of the 2020 annual meeting. We believe this drop in support was due to shareholders being unfamiliar with the components of pay gap analysis, particularly unadjusted median pay, which is the primary data point used by U.S. governmental agencies and international agencies.

We refilled the resolution in 2021, again asking for quantitative data and not qualitative assurances. The Board’s Opposition Statement to our 2021 resolution says that “female employees at Cigna earn 99.9 cents for every dollar earned by similarly situated male employees” and that minority employees “earn 99.7 cents for every dollar earned by similarly situated white employees.” Typically, assertions of 99.9% equal pay are based on adjusted data that omits key employee groups such as C-suite employees where the highest level of gender and racial pay gaps occur. The board provides no details on how the data was adjusted. The Board also fails to provide any information on unadjusted median pay data.

By comparison, Cigna UK is required by law to provide a gender pay gap report that includes mean and median pay gaps. This report, which is similar to the one requested by the shareholder resolution, painted a very different picture than the “no material difference” claims of Cigna U.S. Cigna UK reported a 25.1 percent mean and 22.5 percent median gender pay gap, and a 34.2 percent mean and 15.3 percent median bonus pay gap.3

The lack of data provided by the Board, and the significantly different presentations of the company’s pay gaps in its Opposition Statement and the Cigna UK gender pay report gives cause for concern about Cigna U.S.’s opacity on pay gaps. It begs the question – why aren’t U.S. investors given the transparent pay gap disclosures UK investors are afforded, especially when the act of disclosure has been shown to improve performance?

LACK OF RESPONSIVENESS

The Board’s Opposition Statement also contends that one reason the resolution is unnecessary is “the relatively little concern expressed by shareholders” at the 2019 and 2020 resolutions. We are disappointed that the Board believes that 21%-36% of a vote, 66 million–112 million shares, and $12 billion-$17.3 billion in stock, warrants so little attention. For context, shareholder support for the resolution exceeded the combined share value held by T. Rowe Price, BlackRock and Vanguard–Cigna’s three largest shareholders. We would hope that management would not hesitate to address a multi-year concern of its three largest shareholders, yet it disregarded the equivalent will of its shareowners.

It should also be noted that while shareholders had a productive dialogue with the company in 2019, in 2020 the company simply informed us that it would not provide unadjusted data and ended the dialogue. In 2021, the company did not respond to a shareholder request for dialogue.

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Furthermore, the bulk of the opposition statement is not about pay gaps at all, but about the company’s diversity programs. Similar to its descriptions of pay equity, the Board lists (diversity related) aspirational goals and activities, but fails to provide any collaborating information such as actual data and trends on gender and racial recruitment, retention and promotion, which would show if the company’s diversity programs are even effective.

While diversity programs and statistically adjusted pay audits represent progress that is not a stand in for pay gap disclosure. The definition is clear – pay gap disclosure consists of adjusted and unadjusted median pay data. The Board’s repeated refusals to provide unadjusted median data leaves shareholders with insufficient information to assess both the degree that there is equal pay and equal opportunity at Cigna and the trends and effectiveness of company policies.

CIGNA IS AN INDUSTRY LAGGARD

Cigna received a “D” grade in the (4th annual) 2021 Racial and Gender Pay Scorecard.4 The Scorecard has compiled quantitative data on 51 large U.S. companies regarding their pay gap disclosures across five categories: 1) Racial Pay Gap, 2) Gender Pay Gap, 3) UK Pay Gap, 4) Coverage, and 5) Public Commitments.

By comparison, Pfizer led all Healthcare sector companies with an “A.” Pfizer has provided adjusted and unadjusted median pay for both gender and race for all U.S. employees; adjusted and unadjusted pay for all female employees globally; UK mean and median gender pay report; it included base pay, bonus and equity in its salary equations; and it has made a public commitment to achieve global coverage and to conduct annual reviews.

SHAREHOLDER EXPECTATIONS

The #MeToo and Black Lives Matter movements have led to a surge of shareholder interest in racial and gender diversity issues. This is a record year for resolutions on these issues and the number of resolutions has more than doubled from 2020.5 Resolutions on gender and racial pay equity; diversity equity and inclusion (DEI) effectiveness; Equal Employment Opportunity (EEO-1) reporting, and racial justice audits, almost all focus on requests for quantitative data. Many companies have made public commitments on gender and racial equality and shareholders are asking them to prove that their actions match their statements.

IBM management is supporting a DEI shareholder resolution that asks for quantitative data. Management’s support means that the resolution will get a large majority vote, probably over 90%. This will likely put a spotlight on companies like Cigna, which make many public statements, but provide almost no transparency on these issues.

IN CONCLUSION:

The world’s largest corporations are under intense pressure to close their gender and racial pay gaps in response to investor pressure, the social trends toward equality and inclusiveness, and increasing public policy and regulation.

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Cigna U.S. has failed to meet industry best practices or shareholder expectations on gender and racial pay gap disclosure.

Cigna’s Opposition Statement has provided shareholders with a laundry list of its pay equity and diversity goals and policies, but it does not provide data that would allow shareholders to assess its overall pay gap, or the year over year effectiveness of these policies.

Cigna has repeatedly refused to provide median pay gap data, although it is an uncomplicated and a widely used metric that Cigna already complies with in the U.K.

Investors seek similar quantitative, comparable data to understand the effectiveness of Cigna U.S. pay gap policies.

For all the reasons provided above, we strongly urge you to support this shareholder proposal.

Sincerely,

Michael Passoff

CEO

Proxy Impact

michael@proxyimpact.com

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card. The proponent urges shareholders to vote for Proxy Item 6 following the instruction provided on the management’s proxy mailing. The cost of disseminating the foregoing information to shareholders is being borne entirely by one or more of the co-filers

1 https://www.glassdoor.com/research/app/uploads/sites/2/2019/03/Gender-Pay-Gap-2019-Research-Report-1.pdf

2 https://data.oecd.org/earnwage/gender-wage-gap.htm

3 https://www.cigna.co.uk/assets/docs/news-room/2019-cigna-uk-gender-pay-report.pdf

4 https://arjuna-capital.com/wp-content/uploads/2021/03/Racial-Gender-Pay-Scorecard-2021-Arjuna-Capital-and-Proxy-Impact.pdf

5 https://www.proxypreview.org

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